August 11, 2011

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson
Lisa Sellars

Re:	OncoSec Medical Incorporated
Form 10-K for the fiscal year ended July 31, 2010
Filed November 15, 2010
Form 10-Q for the fiscal period ended April 30, 2011
Filed June 14, 2011
File No. 000-54318

Dear Ms. Thompson:

This letter is in response to your comment letter dated July 28, 2011 concerning the above-referenced filings by OncoSec Medical Incorporated (“OncoSec” or the “Company”).  For your convenience, we have set forth the Staff’s comments in italicized, bold type, followed by the Company’s response.

Form 10-Q for the fiscal period ended April 30, 2011

Consolidated Financial Statements, page 2

Note 4 — Intangible Asset Acquisition and Cross License Agreement

1.              You state that on March 24, 2011 you acquired certain assets of Inovio related to certain non-DNA vaccine and selective electrochemical tumor ablation technology.  We also note that you have accounted for this transaction as an asset acquisition as opposed to a business combination.  Please explain to us in more detail why you believe that this transaction does not meet the definition of a business acquisition.  In your response, please tell us what kinds of contracts related to the technology were assigned to the company.  Also explain to us in more detail what portion of Inovio’s total assets you acquired and what activities and operations, if any, Inovio continued to perform after the closing of the Asset Purchase Agreement.  Your response should include an analysis of the criteria in ASC 805-10-55-4 through 55-9.

As noted in Note 4 of the Company’s financial statements included in our Form 10-Q filing for the interim period ended April 30, 2011, the Company evaluated the Asset Purchase Agreement (“APA”), entered into with Inovio on March 14, 2011 and determined the transaction did not constitute a business acquisition due to the following factors:

OncoSec Medical Inc. • 4690 Executive Drive Suite 250 • San Diego, California 92121

Telephone: (855) OncoSec (662-6732) • Fax: (858) 430-3832

ASC 805-10-55-4 states a business “consists of inputs and processes applied to those inputs that have the ability to create outputs.  Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.”  The three elements of a business are defined in the guidance as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

ASC 805-10-55-5 through 55-9 notes an integrated set of activities and assets requires two essential elements — inputs and processes applied to those inputs, which together create outputs, to be capable of being conducted and managed as a business.  In addition, a company should also determine whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.

As a result of a review of the Asset Purchase Agreement and discussions with OncoSec personnel, it was determined the following was acquired:

•                  Inputs — Intellectual property (patents, trademarks), Electroporation equipment, Clinical Trials documentation (files and previous Clinical Research Organization (“CRO”) contracts which provide documentation on the clinical trials previously conducted by Inovio prior to abandonment of the technology by Inovio).

•                  Processes — None.  No operational or strategic management processes were acquired.  No workforce having the necessary skills or experience were acquired as part of the transaction.  OncoSec personnel were assembled outside of the APA transaction, and no employees, other than our current CEO and Chairman of the Board, had prior employment or association with Inovio.  In addition, no administrative systems were acquired.  All systems currently in place at OncoSec were acquired or are have been instituted by current OncoSec personnel.

•                  Outputs — None.

As noted above, the Asset Purchase Agreement included the acquisition of certain contracts, which consist of documentation and former (currently inactive) contracts between Inovio and CRO’s engaged to complete clinical trials in past annual periods.  The Company evaluated these contracts and documentation and determined that although they are useful to OncoSec management, they do not have any stand-alone value separate and apart from the patent technology acquired.  As a result, no portion of the acquisition cost was allocated individually to the documentation and contracts obtained as part of the Asset Purchase Agreement.

It is our understanding that the assets acquired under the Asset Purchase Agreement in had been previously written off to zero value on Inovio’s books and records in a prior annual period.  Prior to and subsequent to the closing of the Asset Purchase Agreement, Inovio engaged in the development of DNA vaccines focused on cancers and infectious diseases, as disclosed within its periodic filings with the Securities and Exchange Commission.  It is our understanding that entering into this transaction had no effect on Inovio’s operations and development activities.

2.              In the second paragraph under this heading you discuss the cross-license agreement with Inovio.  We have the following comments:

•                  Please explain to us in detail how you accounted for the fully paid-up, exclusive, world wide license that you granted to Inovio covering certain of the SECTA technology patents acquired from Inovio.  Your response should explain in reasonable detail the terms of the license granted to Inovio, including consideration that you received for this license and any termination or cancellation policies, and should cite the specific paragraphs of the Codification that you relied upon in your accounting.

•                  Please explain how you accounted for the non-exclusive worldwide license that Inovio granted to you covering certain non-SECTA technology patents.  Also explain to us why you obtained rights to these patents through a license from Inovio instead of acquiring these patents outright in the Asset Purchase Agreement.

•                  Please revise your footnote to briefly address these matters.

In connection with the Asset Purchase Agreement, the Company also entered into a fully paid-up, exclusive, world wide license granted to Inovio covering certain of the SECTA technology patents acquired from Inovio.  The license grants to Inovio the use of electroporation to deliver genes and/or nucleic acids, outside of those encoding cytokines as active agent only. No consideration was received by the Company upon entry into the license arrangement, nor will Inovio be liable for future royalty fees in exchange for this license.  Unless sooner terminated as provided in the license agreement, the agreement terminates upon the earlier of: a) the expiration or abandonment of the last patent that is either an OncoSec or Inovio patent (as listed in Appendix A and Appendix B of the agreement, respectively), or b) twenty years after the effective date of the agreement (March 14, 2031).

Also in connection with the Asset Purchase Agreement, Inovio granted the Company a non-exclusive, worldwide license for the use of electroporation to facilitate delivery of chemotherapeutic agents, or nucleic acids encoding cytokines for use as active agent only, into tumors and/or surrounding tissue (or tumor margin tissue) in humans for the treatment and diagnosis of benign and malignant tumors.  The rights to these patents were acquired through a license instead of outright as the patents continue to be utilized by Inovio due to the overlapping intellectual property portfolio for certain conditions related to the shared interest in electroporation mediated delivery of DNA plasmids.  In addition, Inovio may use DNA based cytokines as a primary mode of therapy for a particular indication as well as an adjuvant to an existing DNA based vaccine.  In summary, non-SECTA IP covers both device and biologic related intellectual property that both companies will continue to develop independently for separate products.

As outlined in sections 3.1.1.1 and 3.1.2.1 of the cross license agreement, there are no upfront and milestone fees associated with the use of either of the licenses.  The only future fees are in connection with the license granted to OncoSec by Inovio, for future sublicense fees, if any, and future royalty fees on sales of products or services made or designed from SECTA technology, or sale of the SECTA technology.  The Company considered whether a portion of both the $3 million purchase price and liability recorded should be recorded for these licenses.  After consideration of the nature of the cross-licenses including our assessment of potential dollar ranges of cross-license arrangements typically seen in the industry, the Company determined that allocation of value to the licenses would not be necessary because such amounts would not be considered material to the financial statements at period end.  Additionally, the estimated life assigned to such assets and liabilities would likely be the same life assigned to the patents (four years) and therefore no impact to our reported operations results would result.

We propose the following amended disclosure:

In connection with the closing of the Asset Purchase Agreement, the Company entered into a cross-license agreement with Inovio. Under the terms of the agreement, the Company granted Inovio a fully paid-up, exclusive, worldwide license to certain of the acquired SECTA technology patents in the field of use of electroporation. No consideration was received by the Company, nor will Inovio be liable for future royalty fees related to this arrangement.  Inovio also granted the Company a non-exclusive, worldwide license to certain non-SECTA technology patents held by it in consideration for the following: (a) a fee for any sublicense of the Inovio technology; (b) a royalty on net sales of any business the Company develops with the Inovio technology; and (c) payment to Inovio of any amount Inovio pays to one licensor of the Inovio technology that is a direct result of the license. In addition, the Company agreed not to transfer this non-exclusive license apart from the assigned intellectual property.

3.              We note the purchase price allocation at the bottom of page 9.  Please tell us why you have indicated that all acquired intangible assets are patents.  In this regard, your narrative description of the assets acquired refers to patents, trademarks, and other intangible assets.  Furthermore, given the description of the Inovio assets, we assume that you acquired a significant amount of in-process research and development.  Please explain to us in detail how you determined the intangible assets that you had acquired and identify for us each type of intangible asset acquired and its fair value.  If appropriate, please revise your purchase price allocation table for these matters.

The use of the word “intangible” was incorrect within section “b” of the first paragraph of Note 4.  Instead, the Company should have disclosed the acquisition of other “tangible” assets, as outlined in Section 1.1(a) of the Asset Purchase Agreement.  This was correctly stated in our Form 8-K filed on March 24, 2011, within Item 2.01 Completion of Acquisition of Disposition of Assets, section “a” of the Asset Purchase Agreement disclosure.  We will revise our footnote to disclose the acquisition of “other tangible assets” rather than “other intangible assets”.

The Company acquired the following tangible assets as part of the Asset Purchase Acquisition, in varying quantity by item: 1) Device, 2) Foot pedals, 3) Printers, 4) Inner and Outer Trays, 5) Applicators, 6) Tips & Arrays, 7) Equipment and Tooling, 8) Molds.  A complete generator for use in clinical trials requires one of each of the following components: device, foot pedal, printer, inner and outer tray.  A complete applicator requires the applicator itself, and a tips/array.  Multiple complete applicators can be used on one device.  Based on an analysis completed by the Company, a total of only 39 complete generators and 375 complete applicators were acquired.  The Company completed an internal analysis to determine the replacement cost for a device ($2,250 per unit) and applicator ($123.50 per unit), based on current price quotes from a third party vendor.  This gross costs was then discounted for the following factors: 1) life for the purchased assets (estimated at between 5 — 10 years) and the useful life of the assets (estimated at 7.5 years) to arrive at a estimated net book value as of the acquisition date for the device of $29,250 and $46,313 for the applicators.  These values were additionally discounted by 50% for the fact that these items had not been subjected to quality assurance testing by the Company and had not been used by Inovio for several years; therefore it would be reasonable to assume some of these complete components could be unusable.  This resulted in a net estimated value of $14,625 for the generators and $23,156 for the applicators, or a total replacement cost of approximately $38,000.

Aside from patents, the only other intangible asset acquired was the trademark “SECTA”.  Based on the analysis completed by the Company, it was determined the Company would not continue to use the “SECTA” trademark, and would instead apply for and use the following trademarks: OMS ElectroImmunotherapy and OMS ElectroChemotherapy.  Therefore, the Company determined there was no value associated with the “SECTA” trademark as of the acquisition date.

4.              We read that you used the residual value method to determine the purchase price allocation of the identified intangible assets.  Please explain to us in more detail your method of determining the value of the assets acquired and how use of the residual value method complies with the requirement in ASC 805-20 to value identifiable intangible assets that meet the recognition criteria using fair value.  If your current purchase price allocation does not reflect the fair value of assets acquired, please reassess your purchase price allocation to comply with ASC 805.

As noted in the response to question #1 above, the Company has determined the transaction should be accounted for as an asset acquisition.

ASC 805-50-30-1 states: “Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the asset’s carrying amounts on the acquiring entity’s books.”

ASC 805-50-30-2 states: “Asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition.”

ASC 805-50-30-3 states: “Acquiring assets in groups requires not only ascertaining the cost of the asset (or net asset) group but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group.  The cost of such a group is determined using the concepts described in the preceding two paragraphs.  The cost of a group of assets acquired in an asset acquisition shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair value and shall not give rise to goodwill.”

No non-cash assets were given as consideration as part of this transaction.  The Company determined it did not meet the definition of a business acquisition and as a result has accounted for the transaction as an asset acquisition and allocated the purchase price of $3 million to both the patents and tangible assets by allocating $38,000 of the purchase price to the tangible assets, and the remaining portion to patents.

5.              Please revise to clearly describe your relationship with Inovio given that your chairman is also the chairman of Inovio and that this may not be considered an arm’s-length transaction.  Please refer to ASC 850-10-50-5 and 50-6.

We propose the following amended disclosure:

“The Company’s Chairman of the Board of Directors is also a Director and the Executive Chairman of Inovio. The Company’s Chairman abstained from all discussions and voting related to negotiations of the Asset Purchase Agreement as disclosed in Note 4, while performing his duties as Executive Chairman of Inovio.

6.              Please also explain to us how you determined that the estimated useful life of the patents is four years.

The Company performed an internal review of the expiration dates of all acquired patents, and determined our core patents would begin to expire between 2013 — 2017.   As the core patents are essential to determining the useful life of the technology as a whole, the Company determined an average useful life ending within this range would be most reasonable.  Therefore, the Company determined an average life of four years based on this range from the acquisition date was appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations page 11

Liquidity and Capital Resources, page 14

7.              We note that you have estimated your operating expenses and working capital requirements for the next 12 months to be over $7 million.  Please explain to us and revise to clarify if this includes any amounts due to Inovio under the Asset Purchase Agreement, and if so, quantify the amount included.  If you do not expect to pay all of the amounts due to Inovio within the next 12 months, please clearly state the expected timing for the remainder of these payments.  Please additionally revise to clarify your intended sources to fund your expenditures during the next 12 months.  We also note that your auditors’ report from your most recent Form 10-K contained a going concern modification.  In accordance with FRC 607.02, your discussion of liquidity within Management’s Discussion and Analysis should provide prominent disclosure of the facts and circumstances that led to your accountant’s report containing substantial doubt about your ability to continue as a going concern, and you should disclose management’s viable plans to overcome this uncertainty.  Your current disclosures do not address all of the reasons your auditors expressed substantial doubt as to your ability to continue as a going concern.  Additionally, your discussion of management’s plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.  If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers.  Otherwise, your cash outflows should be described and quantified in narrative form.  You should also describe in more detail your expected sources of cash to meet these demands.  Please revise accordingly.

The Company’s estimate of operating expenses and working capital requirements for the next 12 months included in the Form 10-Q filing for the period ended April 30, 2011 includes balances owed to Inovio in the amount of $1,250,000, in accordance with the Asset Purchase Agreement.  These amounts are payable to Inovio as follows: a) $750,000 the earlier of the Company obtaining cumulative financing greater than $5,000,000 or September 24, 2011, and b) $500,000 payable on March 24, 2012.  The remaining amounts owed to Inovio under the Asset Purchase Agreement are as follows: a) $500,000 payable September 24, 2012, and b) $1,000,000 payable March 24, 2013.

As noted in our liquidity and capital resources section, since inception we have funded our operations primarily through equity and debt financings, and we expect to continue to do so in the future.  No other sources of funding were expected as of the date of this Form 10-Q filing.

The Company’s Form 10-K for the annual period ended July 31, 2010 contained a going concern modification, due to the Company having incurred losses from operations, having negative working capital, and being in need of additional capital to grow its operations so that it can become profitable.  Management’s plans as of the date of this Form 10-K filing were to continue to seek funding from its shareholders and other qualified investors to pursue its business plan.  Management’s plans as of the date of the Form 10-Q filing continue to be to seek funding from qualified investors in order to pursue our new business plan in the biomedical industry.

Subsequent to the filing of this Form 10-Q, on June 24, 2011, the Company closed a private placement for proceeds of approximately $3 million.  As a result of the amount of funds raised subsequent to our interim period ended April 30, 2011, and final revisions to the Company’s budget, the Company decreased its capital requirements projection to approximately $5.5 million, which will be used in our updated disclosure.

We propose the following amended disclosure:

Cash Requirements

Our primary objectives for the next twelve-month period are to develop and pursue the commercialization of our planned products and to identify additional products for acquisition and development. We have begun a search for industry experts to expand our management team and better position our company. In addition, we expect to pursue raising sufficient capital to fund our operations and to acquire and develop additional assets and technology consistent with our business objectives.

We estimate our operating expenses and working capital requirements for the next 12 months to be as follows:

Expense	Amount
Product development	$2,500,000
Employee compensation	1,400,000
General and administration	900,000
Professional services fees	700,000
Total:	$5,500,000

We will require additional financing to fund our planned operations, including commercializing any assets obtained under the Asset Purchase Agreement, seeking to license or acquire new assets, researching and developing any potential patents, the related compounds and any further intellectual property that we may acquire. We currently do not have committed sources of additional financing and may not be able to obtain additional financing, particularly if the volatile conditions in the capital and financial markets, and more particularly the market for early development stage biomedical company stocks, persist.

Additional financing may not be available to us when needed or, if available, may not be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we may be forced to delay or scale down some or all of our development activities or perhaps even cease the operation of our business.

Since inception we have funded our operations primarily through equity and debt financings and we expect to continue to do so in the future. If we raise additional financing by issuing equity securities, our existing stockholders’ ownership will be diluted. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. We may be unable to maintain operations at a level sufficient for investors to obtain a return on their investments in our common stock. Further, we may continue to be unprofitable.

Going Concern

As of April 30, 2011, we had incurred a net loss of $583,264 since our inception. In their report on the annual consolidated financial statements for the fiscal year ended July 31, 2010, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  As discussed in Note 8 to the financial statements for the annual period ended July 31, 2010, the Company incurred losses from operations, had negative working capital, and was in need of additional capital to grow its operations to become profitable.  Management’s plans as of the date of the Form 10-K filing were to continue to seek funding from its shareholders and other qualified investors to pursue its business plan.

During the quarter ended April 30, 2011, on March 24, 2011, the Company completed the acquisition of certain technology and related assets from Inovio pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement”) dated March 14, 2011.  The acquired technology and related assets relate to the use of drug-medical device combination products for the treatment of different cancers. With this acquisition, the Company is now focusing its efforts in the biomedical industry and abandoning its efforts in the online inventory services industry.  As of the date of this report managements’ plans continues to be to seek funding from qualified investors to pursue our current business plan in the biomedical industry.

The Company’s cash requirements over the next 12 month period are approximately $5,500,000.  Our cash outflows from May, June, and July, 2011, are expected to be approximately $152,000, $299,000, and $498,000, respectively, mainly as a result of increased payroll and related expenses, as well as administrative expenditures related to our increase in personnel, new and facilities, and ramp up in operations.   Cash outflows from the remaining 12 month period, aside from September 2011 and March 2012, are expected to range approximately between $300,000 and $420,000.  September 2011 expenses are expected to be approximately $1.1 million, which includes a $750,000 payment to Inovio.  March 2012 outflows are expected to be approximately $850,000, which includes a scheduled payment to Inovio of $500,000, both of which are part of our $5.5 million cash requirement projection.  Additional payments owed to Inovio outside of the 12 month projection period are $1,500,000 based on scheduled payment dates as further described in Note 5 of the Company’s April 30, 2011 financial statements.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon the continued third party financing to fund our operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

OncoSec acknowledges that:

•                  OncoSec is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  OncoSec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or inquires regarding the foregoing to me at (855) 662-6732 (telephone) or (858) 430-3832  (facsimile).

Very truly yours,

/s/ Punit Dhillon
Punit Dhillon
President and CEO